WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                  212-310-8000
                               (FAX) 212-310-8007




Writer's Direct Dial
(212) 310-8226

                              September 12, 1997

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:   JPS Textile Group, Inc. (File No. 0-23029) -
                  Request for Withdrawal of Form 10 for
                  Registration of Securities pursuant to
                  Section 12(g) of the Securities Exchange Act of 1934
                  ----------------------------------------------------

Gentlemen:

            On behalf of our client, JPS Textile Group, Inc. (the "Company"), we respectfully request the withdrawal of the Form 10 for the registration of the common stock, $.01 par value per share ("Common Stock"), of the Company pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which was filed with the Securities and Exchange Commission (the "Commission") on August 25, 1997. The Company represents that no offers or sales of securities were made pursuant to the Form 10 registration statement.

            The Company was previously required to file certain supplementary and periodic information, documents and reports as were necessary under Section 15(d) of the Exchange Act, as a result of the filing of a Registration Statement on Form S-1 (File No. 33-58272) under the Securities Act of 1933, as amended. Although no longer required to do so, the Company has voluntarily continued to make all such filings in a timely manner, and has not filed a Form 15 seeking to suspend its reporting obligations.

            After discussions with the Commission's staff regarding the Company and the registration of the Common Stock, we have determined that the Company qualifies to register its Common Stock on Form 8-A, which is being filed simultaneously herewith. Accordingly, the Company requests that the staff confirm the




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Securities and Exchange Commission
September 12, 1997
Page 2

withdrawal of the Form 10 to the undersigned as promptly as practicable.

            If the Staff has any questions, they should feel free to call the undersigned at (212) 310-8226 or Mark N. Klein at (212) 310-8600.



                                        Very truly yours,

                                        /s/ Simeon Gold

                                        Simeon Gold



Enc.
cc:   David Maltz (SEC Mail Stop 7-5)
      David H. Taylor (JPS Textile Group, Inc.)
      Lawrence A. First (Fried, Frank, Harris, Shriver & Jacobson) Mark N. Klein (Weil, Gotshal & Manges LLP)